EXHIBIT 99.1

CONTACT:	ICR, Inc.
Rachel Schacter/Allison Malkin
203-682-8200

FINAL

MOVADO GROUP, INC. ANNOUNCES RECORD THIRD QUARTER RESULTS; INCREASES ANNUAL OUTLOOK

~ Net Sales of $217.7 million, an Increase of 28.2% from Third Quarter Fiscal 2021 ~

~ Operating Income Increases ~ 80% to $41.4 million from Prior Year ~

~ Earnings Per Share of $1.33, or Adjusted Earnings Per Share of $1.36 ~

~ Board Approves New Share Repurchase Program and 25% Increase in Quarterly Dividend ~

Paramus, NJ – November 23, 2021 -- Movado Group, Inc. (NYSE: MOV) today announced third quarter and nine month results for the period ended October 31, 2021.

Efraim Grinberg, Chairman and Chief Executive Officer, stated, “We are very pleased to report record third quarter results that continued our positive momentum from the first half of the year, highlighted by sales growth of 28%, gross margin expansion of 330 basis points and a nearly 80% increase in operating income. I am proud of our team’s disciplined execution of our strategy that elevates our powerful brands with increased digital capabilities and awareness-building marketing. This execution led to acceleration in our performance globally, overcoming pandemic disruptions. The quarter saw strong sales growth across geographies and channels with robust growth in our Movado brand. We attribute our ongoing strength to the success of our digital transformation that began several years ago and has made us a more agile company with a strengthened platform to maximize the power of our global watch and jewelry brands.”

Mr. Grinberg continued, “As we begin the final quarter of the year, we have the plans in place to continue our strong momentum and drive our brands with product innovation and assortments that have us poised to deliver strong results this holiday season. This, combined with a return to more normalized purchasing patterns from retailers drove increased wholesale shipments into the third quarter, is reflected in our raised outlook for the year. Beyond holiday, we are excited about the investments we are making to further our growth, including preparing for the launch of Calvin Klein early next year. Overall, our strong balance sheet, including net cash of nearly $202 million, affords us the opportunity to invest in the support of our future growth, while also returning value to shareholders through an increased dividend and new share repurchase program announced today, as we focus on delivering sustainable, long-term profitable growth.”

Fiscal 2022 Third Quarter Highlights (See attached table for GAAP and Non-GAAP measures)

•	Delivered topline growth of 28.2% over third quarter fiscal 2021. Total net sales increased 5.9% as compared to pre-pandemic third quarter fiscal 2020 with an 8.3% increase in U.S. net sales and a 4.1% increase in International net sales;
•	Drove gross margin expansion of 330 basis points from prior year period to 57.7% and 420 basis points from third quarter fiscal 2020;
•	Generated third quarter operating income of $41.4 million as compared to operating income of $23.1 million in the third quarter of fiscal 2021. Adjusted operating income was $42.2 million as compared to adjusted operating income of $25.1 million last year and adjusted operating income of $24.3 million in the third quarter of fiscal 2020;
•	Delivered diluted earnings per share of $1.33 as compared to $0.63 in the third quarter of fiscal 2021. Adjusted diluted earnings per share was $1.36 as compared to $0.70 and $0.82 in the third quarter of fiscal 2021 and 2020, respectively; and
•	Ended third quarter with net cash of $201.8 million, an increase of $75.9 million as compared to the third quarter of fiscal 2021.

Non-GAAP Items (See attached table for GAAP and Non-GAAP measures)

Third quarter fiscal 2022 included the following charges:

•	$0.7 million pre-tax charge, or $0.6 million after tax, representing $0.03 per diluted share, associated with the amortization of acquired intangible assets related to the acquisition of Olivia Burton; and
•	$0.1 million pre-tax charge, or $0.1 million after tax, representing $0.00 per diluted share, associated with the amortization of acquired intangible assets and deferred compensation related to the acquisition of MVMT.

Third quarter fiscal 2021 included the following charges:

•	$0.7 million pre-tax charge, or $0.5 million after tax, representing $0.02 per diluted share, associated with the amortization of acquired intangible assets related to the acquisition of Olivia Burton;
•	$0.6 million pre-tax charge, or $0.3 million after tax, representing $0.02 per diluted share, associated with the amortization of acquired intangible assets and deferred compensation related to the acquisition of MVMT; and

•	$0.8 million pre-tax charge, or $0.6 million after tax, representing $0.03 per diluted share, related to corporate initiatives primarily in response to the COVID-19 pandemic.

Third Quarter Fiscal 2022 (See attached table for GAAP and Non-GAAP measures)

•	Net sales increased 28.2% to $217.7 million as compared to $169.9 million in the third quarter of fiscal 2021. The increase in net sales reflected growth in wholesale customers’ brick and mortar stores, in online retail (both in the Company’s owned and wholesale customers’ websites) and in Movado Company Stores. Net sales on a constant dollar basis increased 26.7% as compared to net sales in the third quarter of fiscal 2021. U.S. net sales increased 41.7% as compared to the third quarter of last year and increased 8.3% as compared to pre-pandemic third quarter fiscal 2020. International net sales increased 19.7% as compared to the third quarter of last year and increased 4.1% as compared to pre-pandemic third quarter of fiscal 2020.
•	Gross profit was $125.6 million, or 57.7% of net sales, as compared to $92.5 million, or 54.4% of net sales, in the third quarter of fiscal 2021. Adjusted gross profit in the third quarter of fiscal 2021 was $92.5 million, or 54.5% of net sales, which excludes $0.1 million associated with corporate initiatives related to the impact on the business of the COVID-19 pandemic. The increase in gross margin percentage was primarily the result of favorable changes in channel and product mix and an increase in leverage of certain fixed costs as a result of higher sales, partially offset by increased shipping costs.
•	Operating expenses increased $14.8 million to $84.2 million, as compared to $69.4 million in the third quarter of fiscal 2021. Excluding the operating expense charges mentioned above in the Non-GAAP Items section, operating expenses were $83.4 million and $67.4 million for the third quarter of fiscal 2022 and fiscal 2021, respectively. This increase was primarily due to higher marketing expenses and performance-based compensation and an increase in certain operating expenses to support the increase in net sales. Excluding the operating expense charges mentioned above in the Non-GAAP Items section, as a percent of sales, operating expenses decreased to 38.3% of sales from 39.7% in the prior year period primarily due to improved sales leverage.
•	Operating income was $41.4 million compared to operating income of $23.1 million in the third quarter of fiscal 2021. Adjusted operating income, which excludes the charges listed above in the Non-GAAP Items section, was $42.2 million and $25.1 million for the third quarter of fiscal 2022 and fiscal 2021, respectively.
•	The Company recorded a tax provision of $9.6 million, as compared to $7.5 million in the third quarter of fiscal 2021. Based upon adjusted pre-tax income, the adjusted tax provision was $9.7 million or an adjusted tax rate of 23.1% as compared to an adjusted tax provision of $8.0 million or an adjusted tax rate of 32.7% in the third quarter of fiscal 2021.
•	Net income was $31.4 million, or $1.33 per diluted share, as compared to net income of $14.8 million, or $0.63 per diluted share, in the third quarter of fiscal 2021. Adjusted net income for the third quarter of fiscal 2022 was $32.1 million or $1.36 per diluted share, which excludes the third quarter fiscal 2022 net charges listed above in the Non-GAAP Items section after the associated tax effects. This compares to adjusted net income for the fiscal 2021 period of $16.4 million, or $0.70 per diluted share, which excludes the third quarter fiscal 2021 net charges listed above in the Non-GAAP Items section after the associated tax effects.

Nine Month Results Fiscal 2022 (See attached table for GAAP and Non-GAAP measures)

•	Net sales increased 60.5% to $526.4 million as compared to $328.1 million in the same period of fiscal 2021. The increase in net sales reflected growth in wholesale customers’ brick and mortar stores and in Movado Company Stores due to the partial recovery from the COVID-19 pandemic and in online retail (both in the Company’s owned and wholesale customers’ websites). Net sales on a constant dollar basis increased 56.8% as compared to net sales in the first nine months of fiscal 2021. U.S. net sales increased 89.6% as compared to the first nine months of last year and increased 15.4% as compared to pre-pandemic first nine months of fiscal 2020. International net sales increased 41.6% as compared to the first nine months of last year and decreased 5.4% as compared to pre-pandemic first nine months of fiscal 2020.
•	Gross profit was $298.2 million, or 56.7% of net sales, as compared to $169.7 million, or 51.7% of net sales, in the same period last year. Adjusted gross profit for the first nine months of fiscal 2021 was $173.3 million, or 52.8% of net sales, which excludes $3.6 million in corporate initiative charges related to the impact on the business of the COVID-19 pandemic. The year over year increase in adjusted gross margin percentage was primarily the result of favorable changes in channel and product mix, leveraging certain fixed costs as a result of higher sales and favorable foreign currency exchange rates.
•	Operating expenses were $218.9 million as compared to $337.7 million in the same period last year. For the first nine months of fiscal 2022, operating expenses would have been $216.4 million excluding $2.2 million of expenses associated with the amortization of acquired intangible assets related to Olivia Burton and $0.3 million in adjustments associated with the amortization of acquired intangible assets and deferred compensation related to the MVMT acquisition. For the first nine months of fiscal 2021, operating expenses would have been $166.4 million excluding $155.9 million related to the impairment of goodwill and certain intangible assets, $11.8 million in corporate initiative charges related to the impact to the business from the COVID-19 pandemic, $2.0 million of expenses associated with the amortization of acquired intangible assets related to Olivia Burton and $1.5 million in adjustments associated with the amortization of acquired intangible assets and deferred compensation related to the MVMT acquisition. The underlying increase in operating expenses was primarily due to higher marketing expenses and performance-based compensation and an increase in certain operating expenses to support the increase in net sales. Excluding the aforementioned impairments, corporate initiative charges, and impacts of the amortization of acquired intangible assets and deferred compensation related to the MVMT and Olivia Burton acquisitions, as a percent of sales, operating expenses decreased to 41.1% of sales from 50.7% in the prior year period primarily due to improved sales leverage.
•	Operating income was $79.3 million as compared to operating loss of $168.0 million in the same period last year. Adjusted operating income for the first nine months of fiscal 2022 was $81.8 million, which excludes the fiscal 2022 charges listed in the immediately preceding bullet. This compares to adjusted operating income for the first nine months of fiscal 2021 of $6.9 million, which excludes the fiscal 2021 charges listed in the immediately preceding bullet.

•	The Company recorded a tax provision in the first nine months of fiscal 2022 of $18.2 million as compared to a benefit of $26.4 million in the first nine months of last year. The first nine months of fiscal 2022 included a benefit of $0.5 million primarily associated with the amortization of acquired intangible assets related to Olivia Burton and MVMT. The first nine months of fiscal 2021 included a benefit of $0.4 million associated with the amortization of acquired intangible assets related to Olivia Burton, a $0.6 million benefit related to the amortization of acquired intangible assets and deferred compensation related to MVMT, a $4.7 million benefit related to corporate initiatives taken in response to the COVID-19 pandemic, and a $24.9 million benefit related to the tax deductible portion of the impairment of goodwill and certain intangible assets, partially offset by a $0.5 million provision for tax associated with the sale of a non-operating asset in Switzerland.
•	Net income was $60.2 million, or $2.54 per diluted share, as compared to net loss for the first nine months of fiscal 2021 of $141.8 million, or a loss of $6.11 per diluted share. Adjusted net income for the first nine months of fiscal 2022 was $62.2 million, or $2.63 per diluted share, which excludes the fiscal 2022 charges listed above after the associated tax effects, as described in the immediately preceding bullet. This compares to adjusted net income for the first nine months of fiscal 2021 of $1.7 million, or $0.07 per diluted share, which excludes the fiscal 2021 charges listed above after the associated tax effects, as described in the immediately preceding bullets.

Fiscal 2022 Outlook

The Company is increasing its outlook and currently expects fiscal 2022 net sales in a range of approximately $715 million to $720 million, gross profit of approximately 56.5% to 57.0% of net sales, operating profit in a range of 15.0% to 15.5% of net sales and diluted earnings per share of approximately $3.35 to $3.45. Assuming no changes to the current tax rules, the Company anticipates an effective tax rate of approximately 25% for the fiscal year. The outlook excludes approximately $3.3 million of amortization of acquired intangible assets and deferred compensation for fiscal 2022 related to the Olivia Burton and MVMT brands. This updated outlook does not contemplate significant additional COVID-19 related retail closures which can adversely impact results. The Company's outlook assumes no further significant fluctuations from prevailing foreign currency exchange rates.

Quarterly Dividend and Share Repurchase Program

The Company announced today that the Board of Directors approved a 25% increase to the regular quarterly cash dividend to $0.25 per share from $0.20 per share. A $0.25 dividend will be paid on December 17, 2021 for each share of the Company’s outstanding common stock and class A common stock held by shareholders of record as of the close of business on December 3, 2021.

The Company also announced today that its Board of Directors has approved a new share buyback program under which the Company may purchase up to $50 million of its outstanding shares of common stock from time to time, depending upon a variety of factors, including market and industry conditions, share price, regulatory requirements and other corporate considerations, as determined by the Company. The authorization expires on November 23, 2024, subject to extension or earlier termination by the Board of Directors. The Company may purchase shares of its common stock in open-market and/or privately negotiated transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, and repurchases may be executed pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934. The authorization may be suspended or discontinued at any time without notice. During the nine months of fiscal 2022, the Company repurchased approximately 548,400 shares of common stock under its preexisting $25 million share repurchase program. As of October 31, 2021, the Company had $8.0 million remaining under the preexisting program, which expires on September 30, 2022.

Conference Call

The Company’s management will host a conference call and audio webcast to discuss its results today, November 23rd at 9:00 a.m. Eastern Time. The conference call may be accessed by dialing (877) 407-0784. Additionally, a live webcast of the call can be accessed at www.movadogroup.com. The webcast will be archived on the Company’s website approximately one hour after the conclusion of the call. Additionally, a telephonic re-play of the call will be available at 12:00 p.m. ET on November 23, 2021 until 11:59 p.m. ET on December 7, 2021 and can be accessed by dialing (844) 512-2921 and entering replay pin number 13725226.

Movado Group, Inc. designs, sources, and distributes MOVADO®, MVMT®, OLIVIA BURTON®, EBEL®, CONCORD®, COACH®, TOMMY HILFIGER®, HUGO BOSS®, LACOSTE®, and SCUDERIA FERRARI® watches worldwide, and operates Movado company stores in the United States and Canada.

In this release, the Company presents certain financial measures that are not calculated according to generally accepted accounting principles in the United States (“GAAP”). Specifically, the Company is presenting adjusted gross profit, adjusted gross margin, adjusted operating expenses and adjusted operating income, which are gross profit, gross margin, operating expenses and operating income, respectively, under GAAP, adjusted to eliminate the amortization of acquisition accounting adjustments related to the Olivia Burton and MVMT acquisitions, corporate initiatives and the impairment of goodwill and certain intangible assets. The Company is also presenting adjusted tax provision, which is the tax provision under GAAP, adjusted to eliminate the impact of charges for the Olivia Burton and MVMT acquisitions, corporate initiatives, the impairment of goodwill and certain intangible assets and the gain on the sale of a non-operating asset. The Company believes these adjusted measures are useful because they give investors information about the Company’s financial performance without the effect of certain items that the Company believes are not characteristic of its usual operations. The Company is also presenting adjusted net income, adjusted earnings per share and adjusted effective tax rate, which are net income, earnings per share and effective tax rate, respectively, under GAAP, adjusted to eliminate the after-tax impact of amortization of acquisition accounting adjustments related to the Olivia Burton and MVMT acquisitions, corporate initiatives, the impairment of goodwill and certain intangibles and the gain on the sale of a non-operating asset. The Company believes that adjusted net income, adjusted earnings per share and adjusted effective tax rate are useful measures of performance because they give investors information about the Company’s financial performance without the effect of certain items that the Company believes are not characteristic of its usual operations. Additionally, the Company is presenting constant currency information to provide a framework to assess how its business performed excluding the effects of foreign currency exchange rate fluctuations in the current period. Comparisons of financial results on a constant dollar basis are calculated by translating each foreign currency at the same U.S. dollar exchange rate as in effect for the prior-year period for both periods being compared. The Company believes this information is useful to investors to facilitate comparisons of operating results. These non-GAAP financial measures are designed to complement the GAAP financial information presented in this release. The non-GAAP financial measures presented should not be considered in isolation from or as a substitute for the comparable GAAP financial measures, and the methods of their calculation may differ substantially from similarly titled measures used by other companies.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has tried, whenever possible, to identify these forward-looking statements using words such as “expects,” “anticipates,” “believes,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “should” and variations of such words and similar expressions. Similarly, statements in this press release that describe the Company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the Company's actual results, performance or achievements and levels of future dividends to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties may include, but are not limited to general economic and business conditions which may impact disposable income of consumers in the United States and the other significant markets (including Europe) where the Company’s products are sold, uncertainty regarding such economic and business conditions, including inflation and tightness in the labor market, trends in consumer debt levels and bad debt write-offs, general uncertainty related to possible terrorist attacks, natural disasters, pandemics, including the effect of the COVID-19 pandemic and other diseases on travel and traffic in the Company’s retail stores and the stores of its wholesale customers, supply disruptions, delivery delays and increased shipping costs as a result of the COVID-19 pandemic, power outages in China,, adverse impact on the Company’s wholesale customers and customer traffic in the Company’s stores as a result of increased uncertainty and economic disruption caused by the COVID-19 pandemic, uncertainty relating to the availability and efficacy of vaccines and treatments for COVID-19, the impact of the United Kingdom’s exit from the European Union, defaults on or downgrades of sovereign debt and the impact of any of those events on consumer spending, changes in consumer preferences and popularity of particular designs, new product development and introduction, decrease in mall traffic and increase in e-commerce, the ability of the Company to successfully implement its business strategies, competitive products and pricing, including price increases to offset increased costs, the impact of “smart” watches and other wearable tech products on the traditional watch market, seasonality, availability of alternative sources of supply in the case of the loss of any significant supplier or any supplier’s inability to fulfill the Company’s orders, the loss of or curtailed sales to significant customers, the Company’s dependence on key employees and officers, the ability to successfully integrate the operations of acquired businesses without disruption to other business activities, the possible impairment of acquired intangible assets including goodwill if the carrying value of any reporting unit were to exceed its fair value, risks associated with the Company’s minority investments in early-stage growth companies and venture capital funds that invest in such companies; volatility in reported earnings resulting from changes in the estimated fair value of contingent acquisition consideration, the continuation of the Company’s major warehouse and distribution centers, the continuation of licensing arrangements with third parties, losses possible from pending or future litigation and administrative proceedings, the ability to secure and protect trademarks, patents and other intellectual property rights, the ability to lease new stores on suitable terms in desired markets and to complete construction on a timely basis, the ability of the Company to successfully manage its expenses on a continuing basis, information systems failure or breaches of network security, complex and quickly-evolving regulations regarding privacy and data protection, the continued availability to the Company of financing and credit on favorable terms, business disruptions, and general risks associated with doing business outside the United States including, without limitation, import duties, tariffs (including retaliatory tariffs), quotas, political and economic stability, changes to existing laws or regulations, and success of hedging strategies with respect to currency exchange rate fluctuations, and the other factors discussed in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. These statements reflect the Company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this press release are likely to cause these statements to become outdated with the passage of time. The Company assumes no duty to update its forward looking statements and this release shall not be construed to indicate the assumption by the Company of any duty to update its outlook in the future.

(Tables to follow)

MOVADO GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2021	2020	2021	2020

Net sales	$217,746	$169,863	$526,418	$328,067

Cost of sales	92,172	77,410	228,189	158,365

Gross profit	125,574	92,453	298,229	169,702

Operating expenses	84,171	69,386	218,937	181,795
Impairment of goodwill and intangible assets	–	–	–	155,919
Total operating expenses	84,171	69,386	218,937	337,714

Operating income/(loss)	41,403	23,067	79,292	(168,012)

Other income	86	8	443	31
Gain on sale of a non-operating asset	–	–	–	1,317
Interest expense	(133)	(608)	(582)	(1,469)

Income/(loss) before income taxes	41,356	22,467	79,153	(168,133)

Provision/(benefit) for income taxes	9,561	7,524	18,206	(26,365)

Net income/(loss)	31,795	14,943	60,947	(141,768)

Less: Net income attributable to noncontrolling interests	390	118	723	15

Net income/(loss) attributable to Movado Group, Inc.	$31,405	$14,825	$60,224	$(141,783)

Diluted Income Per Share Information
Net income/(loss) attributable to Movado Group, Inc.	$1.33	$0.63	$2.54	$(6.11)

Weighted diluted average shares outstanding	23,600	23,375	23,679	23,223

MOVADO GROUP, INC.

GAAP AND NON-GAAP MEASURES

(In thousands, except for percentage data)

(Unaudited)

	As Reported Three Months Ended October 31,		% Change

	2021	2020

Total net sales, as reported	$217,746	$169,863	28.2%

Total net sales, constant dollar basis	$215,219	$169,863	26.7%

	As Reported Nine Months Ended October 31,		% Change

	2021	2020

Total net sales, as reported	$526,418	$328,067	60.5%

Total net sales, constant dollar basis	$514,299	$328,067	56.8%

MOVADO GROUP, INC.

GAAP AND NON-GAAP MEASURES

(In thousands, except per share data)

(Unaudited)

	Net Sales	Gross Profit	Operating Income/ (Loss)	Pre-tax Income/ (Loss)	Provision/ (Benefit) for Income Taxes	Net Income/ (Loss) Attributable to Movado Group, Inc.	Diluted EPS
Three Months Ended October 31, 2021
As Reported (GAAP)	$217,746	$125,574	$41,403	$41,356	$9,561	$31,405	$1.33
Olivia Burton Costs (1)	–	–	714	714	136	578	0.03
MVMT Costs (2)	–	–	103	103	26	77	0.00
Adjusted Results (Non-GAAP)	$217,746	$125,574	$42,220	$42,173	$9,723	$32,060	$1.36

Three Months Ended October 31, 2020
As Reported (GAAP)	$169,863	$92,453	$23,067	$22,467	$7,524	$14,825	$0.63
Olivia Burton Costs (1)	–	–	677	677	128	549	0.02
MVMT Costs (2)	–	–	555	555	211	344	0.02
Corporate Initiatives (3)	–	43	781	781	143	638	0.03
Adjusted Results (Non-GAAP)	$169,863	$92,496	$25,080	$24,480	$8,006	$16,356	$0.70

	Net Sales	Gross Profit	Operating Income/ (Loss)	Pre-tax Income/ (Loss)	Provision/ (Benefit) for Income Taxes	Net Income/ (Loss) Attributable to Movado Group, Inc.	Diluted EPS
Nine Months Ended October 31, 2021
As Reported (GAAP)	$526,418	$298,229	$79,292	$79,153	$18,206	$60,224	$2.54
Olivia Burton Costs (1)	–	–	2,161	2,161	411	1,750	0.08
MVMT Costs (2)	–	–	335	335	84	251	0.01
Adjusted Results (Non-GAAP)	$526,418	$298,229	$81,788	$81,649	$18,701	$62,225	$2.63

Nine Months Ended October 31, 2020
As Reported (GAAP)	$328,067	$169,702	$(168,012)	$(168,133)	$(26,365)	$(141,783)	$(6.11)
Olivia Burton Costs (1)	–	–	2,033	2,033	386	1,647	0.07
MVMT Costs (2)	–	–	1,536	1,536	584	952	0.04
Corporate Initiatives (3)	–	3,551	15,389	15,389	4,735	10,654	0.46
Goodwill and Intangible Asset Impairment (4)	–	–	155,919	155,919	24,867	131,052	5.64
Gain On Sale of a Non-Operating Asset (5)	–	–	–	(1,317)	(474)	(843)	(0.03)
Adjusted Results (Non-GAAP)	$328,067	$173,253	$6,865	$5,427	$3,733	$1,679	$0.07

(1)	Related to the amortization of acquired intangible assets for Olivia Burton.
(2)	Related to the amortization of acquired intangible assets and the MVMT brand's deferred compensation, where applicable.
(3)	Related to provision due to the impact to the business of the COVID-19 pandemic, including restructuring plan.
(4)	Related to the impairment of goodwill and impairment of certain of MVMT's intangible assets.
(5)	Related to a gain on sale of a non-operating asset in Switzerland.

MOVADO GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	October 31, 2021	January 31, 2021	October 31, 2020
ASSETS

Cash and cash equivalents	$201,814	$223,811	$163,218
Trade receivables, net	136,373	76,931	103,506
Inventories	170,714	152,580	176,841
Other current assets	20,151	23,479	24,014
Income taxes receivable	7,099	24,850	4,014
Total current assets	536,151	501,651	471,593

Property, plant and equipment, net	19,365	22,349	24,002
Operating lease right-of-use assets	68,669	76,070	77,932
Deferred and non-current income taxes	41,687	42,507	54,748
Other intangibles, net	14,511	17,081	17,123
Other non-current assets	60,634	59,599	56,380
Total assets	$741,017	$719,257	$701,778

LIABILITIES AND EQUITY

Accounts payable	$29,473	$28,187	$35,562
Accrued liabilities	69,975	51,124	59,612
Accrued payroll and benefits	19,798	18,047	12,693
Current operating lease liabilities	13,853	15,861	14,210
Income taxes payable	11,936	14,452	11,275
Total current liabilities	145,035	127,671	133,352

Loans payable to bank, non current	–	21,230	37,266
Deferred and non-current income taxes payable	20,354	21,895	20,893
Non-current operating lease liabilities	62,853	68,412	71,658
Other non-current liabilities	53,212	50,115	45,179

Redeemable noncontrolling interest	2,445	2,600	2,772

Shareholders' equity	454,349	425,264	389,345

Noncontrolling interest	2,769	2,070	1,313
Total equity	457,118	427,334	390,658

Total liabilities, redeemable noncontrolling interest and equity	$741,017	$719,257	$701,778

MOVADO GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended
	October 31,

	2021	2020
Cash flows from operating activities:
Net income/(loss)	$60,224	$(141,783)
Impairment of goodwill and intangible assets	–	155,919
Non-cash corporate initiatives	–	6,685
Depreciation and amortization	9,401	10,546
Other non-cash adjustments	9,111	(26,402)
Changes in working capital	(40,969)	(12,120)
Changes in non-current assets and liabilities	927	449
Net cash provided by/(used in) operating activities	38,694	(6,706)

Cash flows from investing activities:
Capital expenditures	(3,637)	(2,428)
Long-term investments	(1,100)	–
Proceeds from sale of a non-operating asset	–	1,317
Tradenames and other intangibles	(193)	(118)
Net cash used in investing activities	(4,930)	(1,229)

Cash flows from financing activities:
Repayment of bank borrowings	(21,140)	(47,699)
Proceeds from bank borrowings	–	30,879
Stock repurchase	(17,023)	–
Dividends paid	(16,226)	–
Stock awards and options exercised and other changes	496	(497)
Debt issuance costs	(99)	(300)
Net cash used in financing activities	(53,992)	(17,617)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(1,786)	2,926
Net change in cash, cash equivalents, and restricted cash	(22,014)	(22,626)
Cash, cash equivalents, and restricted cash at beginning of period	224,423	186,438

Cash, cash equivalents, and restricted cash at end of period	$202,409	$163,812

Reconciliation of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$201,814	$163,218
Restricted cash included in other non-current assets	595	594
Cash, cash equivalents, and restricted cash	$202,409	$163,812